ANGLO AMERICAN

04045834

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
E-mail lnorris@angloamerican.co.uk

SEC MAIL PROCESSING RECEIVED OCT 28 2004 WASH. D.C. 202 SECTION

20 October, 2004

Dear Sirs

SUPPL

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release – Anglo American and Kumba sign Heads of Agreement to develop new Queensland coking coal mine – dated 20 October 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

PROCESSED
NOV 02 2004
THOMSON
FINANCIAL

dlo 11/1

K:\Min\Compsec\SEC\announce let to SEC.doc

ANGLO AMERICAN

KUMBA RESOURCES

News Release

20 October 2004

JOINT NEWS RELEASE: Anglo American plc and Kumba Resources Limited

Anglo American and Kumba sign Heads of Agreement to develop new Queensland coking coal mine

Anglo American plc and its South African subsidiary Kumba Resources Limited announced today that Anglo Coal Australia (Anglo Coal) and Kumba Australia Pty Ltd (Kumba) have signed a Heads of Agreement (HoA) that could lead to the development of a major coking coal mine in central Queensland, Australia.

The HoA covers the investigation into the joint development of Kumba's Moranbah South Mining Development Lease (MDL) in combination with the southern portion of Anglo Coal's adjacent Grosvenor lease. These areas are located to the south of the township of Moranbah in the Bowen Basin coalfield of central Queensland. The coalfield hosts extensive high grade coking coal resources that already support several large mining operations, including the nearby Anglo Coal mine of Moranbah North.

Kumba inherited its Moranbah South MDL from Iscor, which conducted exploration of the property during the 1990s, prior to the separation of its mining interests in 2001 to form Kumba.

An extensive exploration and evaluation programme, to be funded by Anglo Coal as part of the HoA, will commence immediately, leading to the development of a feasibility study.

Further information:

Anglo American – London
Investor Relations
Nick von Schirnding
Tel: +44 (0)20 7698 8540

Media Relations
Kate Aindow
Tel: +44 (0)20 7698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 (0)11 638 4730

Media Relations
Marion Dixon
Tel: +27 (0)11 638 3001

Anglo Coal Australia
David Groves
General Manager: Human Resources & Public Affairs
Tel: +61 (7) 3834 1379

Kumba Resources
Trevor Arran
General Manager: Investor Relations
Tel: +27 (0)12 307 3292
Mobile: +27 (0)83 609 1444

Kumba Australia
Jacques du Plessis
Managing Director
Tel: +61 (0)8 9476 7205
Mobile: +61 (0)421 071 071

Notes to Editors:
Anglo American plc with its subsidiaries, joint ventures and associates is a global leader in the mining and natural resource sectors. It has significant and focused interests in gold, platinum, diamonds, coal, base metals, ferrous metals and industries, industrial minerals and paper and packaging as well as financial and technical strength. The Group is geographically diverse, with operations in Africa, Europe, South and North America and Australia and Asia. (www.angloamerican.co.uk)

Kumba Resources Limited is one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

ANGLO AMERICAN

KUMBA RESOURCES

News Release

20 October 2004

JOINT NEWS RELEASE: Anglo American plc and Kumba Resources Limited

Anglo American and Kumba sign Heads of Agreement to develop new Queensland coking coal mine

Anglo American plc and its South African subsidiary Kumba Resources Limited announced today that Anglo Coal Australia (Anglo Coal) and Kumba Australia Pty Ltd (Kumba) have signed a Heads of Agreement (HoA) that could lead to the development of a major coking coal mine in central Queensland, Australia.

The HoA covers the investigation into the joint development of Kumba's Moranbah South Mining Development Lease (MDL) in combination with the southern portion of Anglo Coal's adjacent Grosvenor lease. These areas are located to the south of the township of Moranbah in the Bowen Basin coalfield of central Queensland. The coalfield hosts extensive high grade coking coal resources that already support several large mining operations, including the nearby Anglo Coal mine of Moranbah North.

Kumba inherited its Moranbah South MDL from Iscor, which conducted exploration of the property during the 1990s, prior to the separation of its mining interests in 2001 to form Kumba.

An extensive exploration and evaluation programme, to be funded by Anglo Coal as part of the HoA, will commence immediately, leading to the development of a feasibility study.

Further information:

Anglo American – London
Investor Relations
Nick von Schirnding
Tel: +44 (0)20 7698 8540

Media Relations
Kate Aindow
Tel: +44 (0)20 7698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 (0)11 638 4730

Media Relations
Marion Dixon
Tel: +27 (0)11 638 3001

Anglo Coal Australia
David Groves
General Manager: Human Resources & Public Affairs
Tel: +61 (7) 3834 1379

Kumba Resources
Trevor Arran
General Manager: Investor Relations
Tel: +27 (0)12 307 3292
Mobile: +27 (0)83 609 1444

Kumba Australia
Jacques du Plessis
Managing Director
Tel: +61 (0)8 9476 7205
Mobile: +61 (0)421 071 071

Notes to Editors:

Anglo American plc with its subsidiaries, joint ventures and associates is a global leader in the mining and natural resource sectors. It has significant and focused interests in gold, platinum, diamonds, coal, base metals, ferrous metals and industries, industrial minerals and paper and packaging as well as financial and technical strength. The Group is geographically diverse, with operations in Africa, Europe, South and North America and Australia and Asia. (www.angloamerican.co.uk)

Kumba Resources Limited is one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

ANGLO AMERICAN

KUMBA RESOURCES

News Release

20 October 2004

JOINT NEWS RELEASE: Anglo American plc and Kumba Resources Limited

Anglo American and Kumba sign Heads of Agreement to develop new Queensland coking coal mine

Anglo American plc and its South African subsidiary Kumba Resources Limited announced today that Anglo Coal Australia (Anglo Coal) and Kumba Australia Pty Ltd (Kumba) have signed a Heads of Agreement (HoA) that could lead to the development of a major coking coal mine in central Queensland, Australia.

The HoA covers the investigation into the joint development of Kumba's Moranbah South Mining Development Lease (MDL) in combination with the southern portion of Anglo Coal's adjacent Grosvenor lease. These areas are located to the south of the township of Moranbah in the Bowen Basin coalfield of central Queensland. The coalfield hosts extensive high grade coking coal resources that already support several large mining operations, including the nearby Anglo Coal mine of Moranbah North.

Kumba inherited its Moranbah South MDL from Iscor, which conducted exploration of the property during the 1990s, prior to the separation of its mining interests in 2001 to form Kumba.

An extensive exploration and evaluation programme, to be funded by Anglo Coal as part of the HoA, will commence immediately, leading to the development of a feasibility study.

Further information:

Anglo American – London
Investor Relations
Nick von Schirnding
Tel: +44 (0)20 7698 8540

Media Relations
Kate Aindow
Tel: +44 (0)20 7698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 (0)11 638 4730

Media Relations
Marion Dixon
Tel: +27 (0)11 638 3001

Anglo Coal Australia
David Groves
General Manager: Human Resources & Public Affairs
Tel: +61 (7) 3834 1379

Kumba Resources
Trevor Arran
General Manager: Investor Relations
Tel: +27 (0)12 307 3292
Mobile: +27 (0)83 609 1444

Kumba Australia
Jacques du Plessis
Managing Director
Tel: +61 (0)8 9476 7205
Mobile: +61 (0)421 071 071

Notes to Editors:

Anglo American plc with its subsidiaries, joint ventures and associates is a global leader in the mining and natural resource sectors. It has significant and focused interests in gold, platinum, diamonds, coal, base metals, ferrous metals and industries, industrial minerals and paper and packaging as well as financial and technical strength. The Group is geographically diverse, with operations in Africa, Europe, South and North America and Australia and Asia. (www.angloamerican.co.uk)

Kumba Resources Limited is one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

ANGLO AMERICAN

KUMBA RESOURCES

News Release

20 October 2004

JOINT NEWS RELEASE: Anglo American plc and Kumba Resources Limited

Anglo American and Kumba sign Heads of Agreement to develop new Queensland coking coal mine

Anglo American plc and its South African subsidiary Kumba Resources Limited announced today that Anglo Coal Australia (Anglo Coal) and Kumba Australia Pty Ltd (Kumba) have signed a Heads of Agreement (HoA) that could lead to the development of a major coking coal mine in central Queensland, Australia.

The HoA covers the investigation into the joint development of Kumba's Moranbah South Mining Development Lease (MDL) in combination with the southern portion of Anglo Coal's adjacent Grosvenor lease. These areas are located to the south of the township of Moranbah in the Bowen Basin coalfield of central Queensland. The coalfield hosts extensive high grade coking coal resources that already support several large mining operations, including the nearby Anglo Coal mine of Moranbah North.

Kumba inherited its Moranbah South MDL from Iscor, which conducted exploration of the property during the 1990s, prior to the separation of its mining interests in 2001 to form Kumba.

An extensive exploration and evaluation programme, to be funded by Anglo Coal as part of the HoA, will commence immediately, leading to the development of a feasibility study.

Further information:

Anglo American – London

Investor Relations
Nick von Schirnding
Tel: +44 (0)20 7698 8540

Media Relations
Kate Aindow
Tel: +44 (0)20 7698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 (0)11 638 4730

Media Relations
Marion Dixon
Tel: +27 (0)11 638 3001

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo Coal Australia
David Groves
General Manager: Human Resources & Public Affairs
Tel: +61 (7) 3834 1379

Kumba Resources
Trevor Arran
General Manager: Investor Relations
Tel: +27 (0)12 307 3292
Mobile: +27 (0)83 609 1444

Kumba Australia
Jacques du Plessis
Managing Director
Tel: +61 (0)8 9476 7205
Mobile: +61 (0)421 071 071

Notes to Editors:
Anglo American plc with its subsidiaries, joint ventures and associates is a global leader in the mining and natural resource sectors. It has significant and focused interests in gold, platinum, diamonds, coal, base metals, ferrous metals and industries, industrial minerals and paper and packaging as well as financial and technical strength. The Group is geographically diverse, with operations in Africa, Europe, South and North America and Australia and Asia. (www.angloamerican.co.uk)

Kumba Resources Limited is one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

ANGLO AMERICAN

KUMBA RESOURCES

News Release

20 October 2004

JOINT NEWS RELEASE: Anglo American plc and Kumba Resources Limited

Anglo American and Kumba sign Heads of Agreement to develop new Queensland coking coal mine

Anglo American plc and its South African subsidiary Kumba Resources Limited announced today that Anglo Coal Australia (Anglo Coal) and Kumba Australia Pty Ltd (Kumba) have signed a Heads of Agreement (HoA) that could lead to the development of a major coking coal mine in central Queensland, Australia.

The HoA covers the investigation into the joint development of Kumba's Moranbah South Mining Development Lease (MDL) in combination with the southern portion of Anglo Coal's adjacent Grosvenor lease. These areas are located to the south of the township of Moranbah in the Bowen Basin coalfield of central Queensland. The coalfield hosts extensive high grade coking coal resources that already support several large mining operations, including the nearby Anglo Coal mine of Moranbah North.

Kumba inherited its Moranbah South MDL from Iscor, which conducted exploration of the property during the 1990s, prior to the separation of its mining interests in 2001 to form Kumba.

An extensive exploration and evaluation programme, to be funded by Anglo Coal as part of the HoA, will commence immediately, leading to the development of a feasibility study.

Further information:

Anglo American – London
Investor Relations
Nick von Schirnding
Tel: +44 (0)20 7698 8540

Media Relations
Kate Aindow
Tel: +44 (0)20 7698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 (0)11 638 4730

Media Relations
Marion Dixon
Tel: +27 (0)11 638 3001

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo Coal Australia
David Groves
General Manager: Human Resources & Public Affairs
Tel: +61 (7) 3834 1379

Kumba Resources
Trevor Arran
General Manager: Investor Relations
Tel: +27 (0)12 307 3292
Mobile: +27 (0)83 609 1444

Kumba Australia
Jacques du Plessis
Managing Director
Tel: +61 (0)8 9476 7205
Mobile: +61 (0)421 071 071

Notes to Editors:

Anglo American plc with its subsidiaries, joint ventures and associates is a global leader in the mining and natural resource sectors. It has significant and focused interests in gold, platinum, diamonds, coal, base metals, ferrous metals and industries, industrial minerals and paper and packaging as well as financial and technical strength. The Group is geographically diverse, with operations in Africa, Europe, South and North America and Australia and Asia. (www.angloamerican.co.uk)

Kumba Resources Limited is one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com